# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FOGHORN THERAPEUTICS INC., CIK 0001822462
CUSIP: 344174107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 500 Technology Square, Ste 700, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 01/09/2026
Filed by CIK 0001627639
Persons authorized to receive notices and communications: Noubar B. Afeyan, Ph.D., Flagship Pioneering, 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts (MA), 02142, (617) 868-1888

## Reporting persons
- Flagship Ventures Fund V, L.P. (CIK 0001627639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,330,878; sole dispositive power 0; shared dispositive power 9,330,878; aggregate amount beneficially owned 9,330,878 (15.9% of the class)
- Flagship Ventures Fund V General Partner LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,330,878; sole dispositive power 0; shared dispositive power 9,330,878; aggregate amount beneficially owned 9,330,878 (15.9% of the class)
- Flagship Ventures Opportunities Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,491,441; sole dispositive power 0; shared dispositive power 1,491,441; aggregate amount beneficially owned 1,491,441 (2.5% of the class)
- Flagship Ventures Opportunities Fund I General Partner LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,491,441; sole dispositive power 0; shared dispositive power 1,491,441; aggregate amount beneficially owned 1,491,441 (2.5% of the class)
- Flagship Pioneering Special Opportunities Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,666,715; sole dispositive power 0; shared dispositive power 3,666,715; aggregate amount beneficially owned 3,666,715 (3.2% of the class)
  Comment: The amounts reported in rows (8), (10) and (11) include 1,814,914 shares underlying pre-funded warrants issued May 22, 2024 (the "2024 Pre-Funded Warrants"). The 2024 Pre-Funded Warrants are immediately exercisable; however, a holder of 2024 Pre-Funded Warrants may not exercise the 2024 Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying 2024 Pre-Funded Warrants are excluded from the percent of class reported in row (13).
- Flagship Pioneering Special Opportunities Fund II General Partner LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,666,715; sole dispositive power 0; shared dispositive power 3,666,715; aggregate amount beneficially owned 3,666,715 (3.2% of the class)
  Comment: The amounts reported in rows (8), (10) and (11) include 1,814,914 shares underlying 2024 Pre-Funded Warrants. The 2024 Pre-Funded Warrants are immediately exercisable; however, a holder of 2024 Pre-Funded Warrants may not exercise the 2024 Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying 2024 Pre-Funded Warrants are excluded from the percent of class reported in row (13).
- Flagship Pioneering Fund VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,285,851; sole dispositive power 0; shared dispositive power 6,285,851; aggregate amount beneficially owned 6,285,851 (7.1% of the class)
  Comment: The amounts reported in rows (8), (10) and (11) include 1,814,915 shares underlying 2024 Pre-Funded Warrants. The 2024 Pre-Funded Warrants are immediately exercisable; however, a holder of 2024 Pre-Funded Warrants may not exercise the 2024 Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying 2024 Pre-Funded Warrants are excluded from the percent of class reported in row (13). The amounts reported in rows (8), (10) and (11) include all of the shares underlying the 2026 Pre-Funded Warrants, Series 1 Warrants and Series 2 Warrants (as defined and described below).
- Flagship Pioneering Fund VII General Partner LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,285,851; sole dispositive power 0; shared dispositive power 6,285,851; aggregate amount beneficially owned 6,285,851 (7.1% of the class)
  Comment: The amounts reported in rows (8), (10) and (11) include 1,814,915 shares underlying 2024 Pre-Funded Warrants. The 2024 Pre-Funded Warrants are immediately exercisable; however, a holder of 2024 Pre-Funded Warrants may not exercise the 2024 Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying 2024 Pre-Funded Warrants are excluded from the percent of class reported in row (13). The amounts reported in rows (8), (10) and (11) include all of the shares underlying the 2026 Pre-Funded Warrants, Series 1 Warrants and Series 2 Warrants (as defined and described below).
- Flagship Pioneering, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,952,566; sole dispositive power 0; shared dispositive power 9,952,566; aggregate amount beneficially owned 9,952,566 (10% of the class)
  Comment: The amounts reported in rows (8), (10) and (11) include an aggregate of 3,629,829 shares underlying 2024 Pre-Funded Warrants. The 2024 Pre-Funded Warrants are immediately exercisable; however, a holder of 2024 Pre-Funded Warrants may not exercise the 2024 Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying 2024 Pre-Funded Warrants are excluded from the percent of class reported in row (13). The amounts reported in rows (8), (10) and (11) include all of the shares underlying the 2026 Pre-Funded Warrants, Series 1 Warrants and Series 2 Warrants (as defined and described below).
- Noubar Afeyan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,774,885; sole dispositive power 0; shared dispositive power 20,774,885; aggregate amount beneficially owned 20,774,885 (27.2% of the class)
  Comment: The amounts reported in rows (8), (10) and (11) include an aggregate of 3,629,829 shares underlying 2024 Pre-Funded Warrants. The 2024 Pre-Funded Warrants are immediately exercisable; however, a holder of 2024 Pre-Funded Warrants may not exercise the 2024 Pre-Funded Warrant if the holder, together with its affiliates, would collectively beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. As such, the shares of Common Stock underlying 2024 Pre-Funded Warrants are excluded from the percent of class reported in row (13). The amounts reported in rows (8), (10) and (11) include all of the shares underlying the 2026 Pre-Funded Warrants, Series 1 Warrants and Series 2 Warrants (as defined and described below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: FOGHORN THERAPEUTICS INC.
Address of issuer's principal executive offices: 500 Technology Square, Ste 700, Cambridge, Massachusetts (MA), 02139
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on October 29, 2020, as amended from time to time (the "Schedule 13D") with respect to the shares of common stock, $0.0001 par value per share ("Common Stock"), of Foghorn Therapeutics Inc. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The ownership percentages reported are based on (i) 58,573,191 outstanding shares of Common Stock, as reported in the Issuer's prospectus supplement filed on January 12, 2026, plus (ii) the shares of Common Stock underlying Warrants held by the Reporting Persons that are currently exercisable.

Flagship Ventures Fund V, L.P. ("Flagship Fund V") directly holds 9,330,878 shares of Common Stock. Flagship Ventures Fund V General Partner LLC ("Flagship Fund V GP"), as the general partner of Flagship Fund V, may be deemed to beneficially own the shares directly held by Flagship Fund V.

Flagship Ventures Opportunities Fund I, L.P. ("Flagship Opportunities Fund I") directly holds 1,491,441 shares of Common Stock. Flagship Ventures Opportunities Fund I General Partner LLC ("Flagship Opportunities Fund I GP"), as the general partner of Flagship Opportunities Fund I, may be deemed to beneficially own the shares directly held by Flagship Opportunities Fund I.

Flagship Pioneering Special Opportunities Fund II, L.P. ("Flagship Opportunities Fund II") may be deemed to beneficially own 3,666,715 shares of Common Stock, consisting of (i) 1,851,801 shares of Common Stock and (ii) 1,814,914 shares of Common Stock underlying pre-funded warrants issued May 22, 2024 (the "2024 Pre-Funded Warrants"). Flagship Pioneering Special Opportunities Fund II General Partner LLC ("Flagship Opportunities Fund II GP"), as the general partner of Flagship Opportunities Fund II, and Flagship Pioneering, LLC (f/k/a Flagship Pioneering, Inc., "Flagship Pioneering"), as the manager of Flagship Opportunities Fund II GP, may be deemed to beneficially own the shares beneficially owned by Flagship Opportunities Fund II.

Flagship Pioneering Fund VII, L.P. ("Flagship Fund VII" and together with Flagship Fund V, Flagship Opportunities Fund I and Flagship Opportunities Fund II, the "Flagship Funds") may be deemed to beneficially own (i) 1,814,915 shares of Common Stock underlying 2024 Pre-Funded Warrants, (ii) 2,235,468 shares of Common Stock underlying pre-funded warrants issued January 13, 2026 (the "2026 Pre-Funded Warrants"), (iii) 1,117,734 shares of Common Stock underlying Series 1 Warrants and (iv) 1,117,734 shares of Common Stock underlying Series 2 Warrants (together with the Series 1 Warrants, the "Series Warrants"). Flagship Pioneering Fund VII General Partner LLC ("Flagship Fund VII GP"), as the general partner of Flagship Fund VII, and Flagship Pioneering, and the manager of Flagship Fund VII GP, may be deemed to beneficially own the shares beneficially owned by Flagship Fund VII.

The exercise of 2024 Pre-Funded Warrants held by the Flagship Funds is subject to a 9.99% beneficial ownership limitation, as previously described in Item 6 of the Schedule 13D; as such, the shares of Common Stock underlying 2024 Pre-Funded Warrants are excluded from the percent of class reported herein.

Dr. Afeyan, as the sole manager of Flagship Fund V GP and Flagship Opportunities Fund I GP, and as the ultimate control person of Flagship Pioneering, may be deemed to beneficially own the shares directly held by the Flagship Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: On January 13, 2026, pursuant to a registered direct offering of the Issuer (the "January 2026 Offering"), Flagship Fund VII acquired warrants to purchase an aggregate of 4,470,936 shares of Common Stock, consisting of (i) 2026 Pre-Funded Warrants to purchase 2,235,468 shares of Common Stock, (ii) Series 1 Warrants to purchase 1,117,734 shares of Common Stock and (iii) Series 2 Warrants to purchase 1,117,734 shares of Common Stock. The securities were purchased for an aggregate purchase price of $14,999,990.28, using funds from working capital.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to include the following:

Purchase Agreement and Warrants

On January 9, 2026, the Company entered into securities purchase agreements (the "Purchase Agreements") with certain investors (the "Investors"), including Flagship Fund VII, relating to the issuance and sale of 2,030,314 shares of its common stock, par value $0.0001 per share ("Common Stock") and, in lieu of Common Stock, 2026 Pre-Funded Warrants to purchase 5,421,250 shares of Common Stock. The Company sold the shares of Common Stock and 2026 Pre-Funded Warrants together with two series of warrants, Series 1 Warrants and Series 2 Warrants, to purchase an aggregate of 7,451,564 shares of the Common Stock. The 2026 Pre-Funded Warrants are exercisable immediately upon issuance at an initial exercise price of $0.0001 per share and have a term of 20 years. The shares of Common Stock, or 2026 Pre-Funded Warrants, and the accompanying Series Warrants are immediately separable and were issued separately, but were purchased together in the January 2026 Offering.

The Series Warrants are immediately exercisable. Each Series 1 Warrant has an initial exercise price of $13.42 per share of Common Stock, subject to certain adjustments, and expires on June 30, 2027. Each Series 2 Warrant has an initial exercise price of $20.13 per share of Common Stock, subject to certain adjustments, and expires on December 31, 2030. For the Series Warrants, the Investor may elect to receive, in lieu of shares of Common Stock, pre-funded warrants to purchase an equivalent number of shares of Common Stock. The number of shares of Common Stock purchasable upon the exercise of the 2026 Pre-Funded Warrants, Series 1 Warrants and Series 2 Warrants is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the holder and its affiliates does not exceed 19.99% (but only if exceeding such limit would result in a change of control under Nasdaq Listing Rule 5635(b) or any successor rule) of the total number of then issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise).

Subject to certain exclusions, if, prior to the June 30, 2027, the Company sells shares of capital stock or derivative securities convertible into or exercisable for capital stock in one or more related transactions primarily for the purpose of raising capital at a Weighted-Average Price (as described below) below $13.42 per share, then the initial exercise price of a Series Warrant will be automatically reset upon exercise to an exercise price (the "Adjusted Exercise Price") that is the midpoint between the initial exercise price and the lowest Weighted-Average Price per share at which the Company sells capital stock or derivative securities convertible into or exercisable for capital stock in a subsequent offering prior to the exercise date; provided, however, that the Adjusted Exercise Price will not be reduced below $6.71 per share. The "Weighted-Average Price" shall be calculated as the weighted-average common stock equivalent price of the equity securities sold in such transaction(s) (excluding any derivative securities with an exercise or conversion price that is above the closing sale price as of the time of pricing such offering(s)). In no event will the exercise price for a Series Warrant be adjusted more than once pursuant to this adjustment mechanism.

The offering price for the shares of Common Stock is $6.71 per share (or $6.7099 for each 2026 Pre-Funded Warrant, which equals the price per share of the Common Stock less the exercise price of the 2026 Pre-Funded Warrants). The aggregate gross proceeds to the Company from this offering were approximately $50.0 million, excluding any proceeds the Company may receive upon exercise of the 2026 Pre-Funded Warrants and Series Warrants. No underwriter or placement agent participated in the offering.

The number of shares of Common Stock purchasable upon the exercise of the 2026 Pre-Funded Warrants and the exercise price and the number of shares of Common Stock purchasable upon the exercise of the Series Warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, reclassifications and combinations of the Company's Common Stock.

The offering was made pursuant to an effective registration statement on Form S-3 (Registration Statement No. 333-284476), as previously filed with the Securities and Exchange Commission, and a related prospectus. The January 2026 Offering closed on January 13, 2026.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Investors. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The form of Purchase Agreement, form of 2026 Pre-Funded Warrant and the form of Series Warrant are filed as Exhibit 99.7, Exhibit 99.8 and Exhibit 99.9, respectively, and the description of the terms of the Purchase Agreement, the 2026 Pre-Funded Warrants and the Series Warrants are qualified in their entirety by reference to such exhibit.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.7: Form of Securities Purchase Agreement between the Company and the Investors, dated January 9, 2026 (incorporated by reference to Exhibit 99.3 to the Issuer's Current Report on Form 8-K, filed January 12, 2026).

Exhibit 99.8: Form of 2026 Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed January 12, 2026).

Exhibit 99.9: Form of Series Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, filed January 12, 2026).

## Signatures
- Flagship Ventures Fund V, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager of General Partner (01/13/2026)
- Flagship Ventures Fund V General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager (01/13/2026)
- Flagship Ventures Opportunities Fund I, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager of General Partner (01/13/2026)
- Flagship Ventures Opportunities Fund I General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Manager (01/13/2026)
- Flagship Pioneering Special Opportunities Fund II, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of General Partner (01/13/2026)
- Flagship Pioneering Special Opportunities Fund II General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager (01/13/2026)
- Flagship Pioneering Fund VII, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of General Partner (01/13/2026)
- Flagship Pioneering Fund VII General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager (01/13/2026)
- Flagship Pioneering, LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager (01/13/2026)
- Noubar Afeyan: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D. (01/13/2026)